EXHIBIT 99.5
Contractual Cash Obligations

		Due in
		Less Than	Due in	Due in
As at December 31, 2008		1	1 - 3	4 - 5	Due After
(Cdn$ millions)	Total	Year	Years	Years	5 Yrs
Long-term debt	1,042	—	442	302	298
BPLP capital lease [1]	181	10	25	31	115
Interest on long-term debt	142	33	46	35	28
Interest on BPLP capital lease [1]	81	13	24	20	24
Provision for reclamation	556	13	35	23	485
Other liabilities	216	15	1	1	199
Unconditional product purchase obligations [2,3]	1,158	176	354	536	92

Total contractual cash obligations	3,376	260	927	948	1,241

[1]	Represents Cameco Corporation’s proportionate share of Bruce Power Limited Partnership’s (“BPLP”) capital lease obligation.

[2]	Denominated in US dollars, converted to Canadian dollars at the December 31, 2008 rate of Cdn$1.2246.

[3]	Virtually all of Cameco Corporation’s product purchase obligations are under long-term, fixed-price arrangements.
Commercial Commitments

As at December 31, 2008
(Cdn$ millions)	Total amounts committed
Standby letters of credit [1]	429
BPLP guarantees [2]	82

Total commercial commitments	511

[1]	The standby letters of credit maturing in 2009 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco Corporation’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	At December 31, 2008, Cameco Corporation’s total commitment for financial assurances given on behalf of BPLP was estimated to be Cdn$82 million. Refer to note 24 in the 2008 consolidated audited financial statements.